Exhibit 99.4

PERDIGÃO S. A.

CNPJ 01,838,723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 1st/2007

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 14, 2007, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Payment of dividends related to the fiscal year of 2006: The Board approved, jointly with the Fiscal Council, the payment of R$ 3,675,900.00 which corresponds to R$ 0,02220730 per share, as dividends, related to the fiscal year of 2006. The record date will be February 14, 2007 and the payment will take place on February 27, 2007. 2) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Sérgio Wilson Ferraz Fontes; Claudio Salgueiro Garcia Munhoz; Almir de Souza Carvalho. (I do hereby certify that the present is a summary of the original minute transcribed in the Book number 1 of Ordinary and Extraordinary Minutes of the Meetings of the Board of Directors of the Company, at page 165).